ESCOBAL PROJECT UNAFFECTED BY PROPOSED MINING REFORM
Development of the Escobal Project Continues

VANCOUVER, B.C. (June 28, 2012) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) today reported that government-proposed mining law reforms in Guatemala should not affect its Escobal project. Media reports released this morning outlined a proposal from President Perez Molina’s administration to allow state ownership in mining projects.

Company communications with high-level officials in Guatemala’s Ministry of Energy and Mines (MEM) indicate that the government has no intention of acquiring an interest in the Escobal project or other mining projects in the country. According to CEO Kevin McArthur, “The government of Guatemala has not made any approach to the Company regarding this proposed reform, nor do we expect it to. Full permitting for the 100%-owned Escobal project is still anticipated in the second half of 2012.” MEM officials have explained that they believe the proposal is intended to promote early-stage mining exploration in Guatemala. Meanwhile, construction of Escobal continues on schedule and the Company does not expect any delays to completion.

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Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Wherever possible, words such as “plans,” “expects,” or “does not expect,” “budget,” “scheduled,” “estimates,” “forecasts,” “anticipate” or “does not anticipate,” “believe,” “intend,” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. In particular, this news release describes future events and conditions related to the date the Tahoe shares are expected to commence trading on the NYSE, and Tahoe’s strategy to develop the Escobal project and for positioning the Company as a whole. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions on the date of this news release. These are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, Tahoe’s ability to operate in a safe, efficient and effective manner and Tahoe’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Tahoe's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, many of which are beyond the Company's control. These factors include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe's business, investors should review Tahoe's current AIF available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807